SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

May 16, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	JBDI Holdings Limited Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted May 3, 2023 CIK No. 0001964314

Dear Mr. Fullem,

Please accept this letter as the response of JBDI Holdings Limited (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on May 3, 2023 (the “Registration Statement”). The Company is concurrently confidentially submitting with the Commission Amendment No. 4 to the Draft Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted May 3, 2023

Business

Real Property, page 77

1.

We note your response to comment 1. Please revise the real property section to include the property owned by you that you lease to Liquinex Group Pte Ltd. Refer to Item 4 of Form F-1 and Item 4.D of Form 20-F.

Response:

The Registrant has included the following statement in the real property section and expanded this section to cover certain equipment.

3.

Plant – On August 1, 2018, JBD Systems entered into a 5-year lease for a wastewater treatment plant, which is the equipment owned by JBD Systems with the specifications set forth below (“Wastewater Treatment Plant”) located in Singapore to Liquinex Group Pte Ltd, an Independent Third Party (“JBD Lease”) lease term expiring on July 31, 2023. See “Wastewater treatment services” on page 73.

Related Party Transactions, page 110

2.	We note you removed your disclosure that the amounts due to shareholders and a director consist mainly of the balance of the interim dividend. Please revise your disclosure to clarify whether the amounts outstanding to shareholders and directors relates to the dividend distribution. If not, please elaborate on the nature of the amounts due to shareholders and directors.

Response:

The Registrant has revised the footnote disclosure in the Revised Registration Statement under the Related Party Transactions to specify the amounts that are due to shareholders and a director, which consist mainly of the balance of the interim dividend and for the construction of a plant.

Report of Independent Registered Public Accounting Firm, page F-24

3.	Please have your auditor revise the first sentence of its auditor’s report to state that they audited the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended May 31, 2022.

Response:

The auditor has revised the first sentence of its auditor’s report to state that they audited the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended May 31, 2022.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	JBDI Holdings Limited